Exhibit 1

Media Release

20 September 2011

Westpac Group Executive Team changes

The Westpac Group Chief Executive, Gail Kelly, today announced changes to her Executive Team.

Peter Hanlon, currently Group Executive Human Resources & Transformation, will have responsibility for accelerating the implementation of productivity programs.

Mrs Kelly said: “Productivity improvement is a critical Group priority, and although we have made significant progress in this area since we briefed the market on productivity initiatives last October, we have decided to lift the pace.

“As Group Executive Transformation & Productivity, Peter will retain accountability for the Group’s transformation agenda and further drive the identification, planning and resourcing of productivity initiatives throughout the Group. This will include continuing to optimise the investments we have made in our multi-brand strategy as well as the benefits from our Strategic Investment Priorities (SIP) program. Peter will relinquish his current human resources responsibilities.

“I am delighted to announce the appointment of Christine Parker to the position of Group Executive Human Resources & Corporate Affairs. Christine has extensive human resources experience in both Australia and New Zealand, and also has deep knowledge of the Westpac Group”.

Christine was General Manager, Human Resources at Westpac New Zealand from 2007-2010 and most recently has served as Group General Manager, Human Resources, with responsibilities across the entire Westpac Group.

The new roles for Peter Hanlon and Christine Parker will take effect on 1 October 2011.

“I also take the opportunity to announce today that with effect 15 December 2011, our Chief Strategy Officer of the past five years, Jon Nicholson, will cease his full time role with Westpac. I am, however, very pleased that Jon will continue to work with us on a part-time basis, ensuring that his knowledge, experience and wisdom are not lost to the Group.

“Following this change the strategy function will report to Chief Financial Officer, Phil Coffey” Mrs Kelly concluded.

For Further Information

Paul Marriage	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8219 8512	Ph: 02 8253 3443
Ph: 0401 751 860	Ph: 0416 275 273

Westpac Banking Corporation

ABN 33007457141

Christine Parker Biography

Christine Parker will become Group Executive Human Resources & Corporate Affairs for the Westpac Group.

In this role, Ms Parker will be a member of Westpac Group’s Executive Team and have leadership responsibility for the Human Resources and Corporate Affairs & Sustainability functions across the Westpac Group.

Before assuming these responsibilities, Ms Parker was Group General Manager, Human Resources. Her focus for Human Resources at Westpac is to build a workplace where Westpac’s people are the organisation’s competitive advantage. Under her leadership in Human Resources, Westpac is on track to achieve its women in leadership target of 40% by 2014. Westpac’s Employee Net Promoter Score has increased from 13% to 29% in the past year, which demonstrates increasing confidence among employees in delivering on Westpac’s customer strategy.

Before her move to the Group role in Australia, Ms Parker was General Manager HR for Westpac New Zealand. Ms Parker was one of New Zealand’s leading HR practitioners, and has held senior appointments in a number of high profile organisations listed on the New Zealand Stock Exchange and across a range of industries including manufacturing, retail and services.

Before joining Westpac, Ms Parker was Group HR Director in Carter Holt Harvey where she was responsible for the development and delivery of all facets of their global human resource strategies. From 1999 to 2004, Ms Parker was Director of HR with Restaurant Brands NZ, the franchisor for high profile fast food brands that included KFC, Pizza Hut and Starbucks.

Ms Parker trained as an accountant and continued her professional development with a range of post graduate qualifications in HR Management, Leadership and Quality Management. She also was a previous trustee of Westpac’s New Zealand Employees Superannuation Scheme, Kids Helpline (Whatsup) New Zealand and the Sir Peter Blake Trust.

ENDS

Westpac Banking Corporation

ABN 33007457141